Exhibit 99.1

MAVERIX ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

May 14, 2021, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce the voting results of its Annual General Meeting (the “Meeting”) of Shareholders held on May 13th, 2021. Maverix shareholders voted in favour of all resolutions presented at the Meeting, including the election of the Company’s nine director nominees. Detailed results of the vote for directors are shown below:

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Geoffrey Burns	118,138,299	99.28%	858,379	0.72%
Dr. Christopher Barnes	118,559,872	99.63%	436,806	0.37%
Robert Doyle	118,714,945	99.76%	281,733	0.24%
Tara Hassan	118,826,695	99.86%	169,983	0.14%
Daniel O’Flaherty	118,647,095	99.71%	349,583	0.29%
Brian Penny	118,840,108	99.87%	156,570	0.13%
Blake Rhodes	118,692,510	99.74%	304,168	0.26%
David Scott	118,841,575	99.87%	155,103	0.13%
J.C. Stefan Spicer	117,049,165	98.36%	1,947,513	1.64%

Shareholders also voted in favour of the appointment of KPMG LLP as the auditor of the Company and for the approval of amendments to the Company’s Amended and Restated Stock Option and Share Compensation Plan. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated March 24, 2021 available on SEDAR (www.sedar.com) and the Company’s website (www.maverixmetals.com).

A report on all items of business voted at the Meeting has been filed on SEDAR (www.sedar.com).

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

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